

May 22, 2025

Matthew White
Chief Financial Officer
LINDE PLC
10 Riverview Drive
Danbury, Connecticut 06810

>    **Re:  LINDE PLC**
>        **Form 10-K for the Year Ended December 31, 2024**
>        **File No. 001-38730**

Dear Matthew White:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024

Non-GAAP Financial Measures, page 35

1.    We note that your determination of multiple non-GAAP measures includes an adjustment for purchase accounting impacts - Linde AG. For the portion of this adjustment related to depreciation and amortization for the fair value step-up of fixed assets and intangible assets, please help us understand how you determined this adjustment is appropriate. Specifically, the adjustment results in these non-GAAP measures only reflecting part, but not all, of an accounting concept. Refer to Question 100.04 of the Division's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services